UNITED STATES
SECURITIES AND  EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Uroplasty, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

917277204

(CUSIP Number)

Frank I. Harvey, Esq.
Larkin Hoffman Daly & Lindgren
Wells Fargo Plaza, Suite 1500
7900 Xerxes Avenue S.
Minneapolis, MN 55431
(952) 835-3800

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

(Cover page continued on next page)

CUSIP No. 917277204	13G	page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) CystoMedix, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,387,144 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 1,387,144 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,387,144
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%
12	TYPE OF REPORTING PERSON* CO

Item 1(a).	NAME OF ISSUER.

Uroplasty, Inc.

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES.

5420 Feltl Road Minnetonka, Minnesota 55343

Item 2(a).	NAME OF PERSON FILING.

CystoMedix, Inc.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

1887 Station Parkway NW Building #7 Andover, MN 55304

Item 2(c).	CITIZENSHIP.

Minnesota, United States of America

Item 2(d).	TITLE OF CLASS OF SECURITIES.

Common Stock

Item 2(e).	CUSIP NO.

917277204

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

☐	(a)	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).
☐	(b)	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
☐	(c)	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
☐	(d)	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
☐	(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
☐	(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
☐	(g)	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

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☐	(h)	A savings association as defined in Section 3(n) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
☐	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 89a-3).
☐	(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	OWNERSHIP.

The following information is provided as of February 14, 2008:

(a)	Amount Beneficially Owned:		1,387,144 shares
(b)	Percent of Class:		9.3%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:	1,387,144 shares
	(ii)	Shared power to vote or to direct the vote:	0
	(iii)	Sole power to dispose or to direct the disposition of:	1,387,144 shares
	(iv)	Shared power to dispose or to direct the disposition of:	0

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

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Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Not applicable.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008	/s/ Jeffrey M. Williams
President and Chief Executive Officer

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